UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

VAALCO Energy, Inc.
(Name of Issuer)

Common Stock, $0.10 par value per share
(Title of Class of Securities)

91851C201
(CUSIP Number)

PAUL A. BELL
GROUP 42, INC.
312 Pearl Pkwy., CIA Building II, Suite 2403
San Antonio, TX 78215
(210) 824-1735

CARMELO M. GORDIAN ANDREWS KURTH LLP 111 Congress Avenue, Suite 1700 Austin, TX 78701 (512) 320-9200	STEVE WOLOSKY, ESQ. OLSHAN FROME WOLOSKY LLP Park Avenue Tower 65 East 55th Street New York, New York 10022 (212) 451-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSONS Group 42, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,499,692
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,499,692
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,499,692
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.29%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSONS Paul A. Bell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,499,692*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,499,692*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,499,692*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.29%
14	TYPE OF REPORTING PERSON IN

____________________
* The reported securities are held directly by Group 42, Inc.  Mr. Bell is the controlling stockholder, a member of the board of directors, the President and the Chief Executive Officer of Group 42, Inc. and exercises indirect voting and investment control over these securities.  Mr. Bell disclaims beneficial ownership of these shares of the Issuer’s common stock except to the extent of any pecuniary interest therein.

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSONS BLR Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,951,095
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,951,095
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,951,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSONS BLRPart, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,951,095
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,951,095
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,951,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSONS BLRGP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,951,095
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,951,095
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,951,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSONS Fondren Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,951,095
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,951,095
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,951,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSONS FMLP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,951,095
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,951,095
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,951,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSONS The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 85,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 85,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSONS Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,975,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,975,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,975,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

____________________
* Includes 1,938,905 Shares owned directly.

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSONS Pete J. Dickerson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSONS Michael Keane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSONS Joshua E. Schechter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 91851C201

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	BLR Partners LP, a Texas limited partnership (“BLR Partners”);

(ii)	BLRPart, LP, a Texas limited partnership (“BLRPart GP”), which serves as the general partner of BLR Partners;

(iii)	BLRGP Inc., a Texas S corporation (“BLRGP”), which serves as the general partner of BLRPart GP;

(iv)	Fondren Management, LP, a Texas limited partnership (“Fondren Management”), which serves as the investment manager of BLR Partners;

(v)	FMLP Inc., a Texas S corporation (“FMLP”), which serves as the general partner of Fondren Management;

(vi)	The Radoff Family Foundation, a Texas non-profit corporation (“Radoff Foundation”);

(vii)	Bradley L. Radoff, who serves as the sole shareholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation and as nominee for the Board;

(viii)	Group 42, Inc., a corporation organized under the laws of the state of Delaware (“Group 42”);

(ix)
Paul A. Bell, who serves on the board and as the President and Chief Executive Officer, holds a controlling interest in Group 42 through his personal investment vehicles, Rubicon Capital, LLC and BK Investment Co., both of which are controlled by Mr. Bell;

(x)	Pete J. Dickerson, as nominee for the Board;

(xi)	Michael Keane, as nominee for the Board;

(xii)	Joshua E. Schechter, as nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of BLR Partners, BLRPart GP, BLRGP, Fondren Management, FMLP, Radoff Foundation and Mr. Radoff is 1177 West Loop South, Suite 1625, Houston, TX 77027. The address of the principal office of each of Group 42 and Mr. Bell is 312 Pearl Parkway, CIA Building II, Suite 2403, San Antonio, TX 78215. The principal business address of Mr. Dickerson is 2 Glebe Road, Sutton, Surrey Sm2 7nt. The principal business address of Mr. Keane is c/o Group 42, Inc. 312 Pearl Parkway, Suite 2403, San Antonio TX 78215. The principal business address of Mr. Schechter is 302 South Mansfield Avenue Los Angeles, CA 90036.  The officers and directors of Radoff Foundation and Group 42 and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)           The principal business of BLR Partners is investing in securities.  The principal business of BLRPart GP is serving as the general partner of BLR Partners.  The principal business of BLRGP is serving as the general partner of BLRPart GP. The principal business of Fondren Management is serving as the investment manager of BLR Partners. The principal business of FMLP is serving as the general partner of Fondren Management. The principal business of Radoff Foundation is serving charitable purposes. The principal occupation of Mr. Radoff is serving as the sole shareholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation. The principal business of Group 42, through various U.S. and international operating subsidiaries, is providing innovative energy services, including proprietary chemical and mechanical products and solutions, to enterprise-class customers around the globe.  The principal occupation of Mr. Bell is serving as the President and Chief Executive Officer of Group 42.  The principal occupation of Mr. Dickerson is serving as an independent consultant.  The principal occupation of Mr. Keane is serving as Chairman of the Board of Group 42.  The principal occupation of Mr. Schechter is as a private investor, and on the boards of directors of a number of public companies, including Viad Corp.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Bell, Radoff, Keane and Schechter are citizens of the United States of America.  Mr. Dickerson is a citizen of the United Kingdom.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 6, 2015, the Reporting Persons filed a preliminary consent solicitation statement on Schedule 14A with the Securities and Exchange Commission (the “Consent Statement”). Through the Consent Statement, the Reporting Persons are soliciting stockholders’ consent for a number of proposals (the “Proposals”), the ultimate effect of which would be to remove four current members of the Issuer’s Board of Directors (the “Board”), Frederick W. Brazleton, James B. Jennings, John J. Myers, Jr. and Steven J. Pully, representing a majority of the current directors, and replace them with four highly-qualified director candidates, Pete J. Dickerson, Michael Keane, Bradley L. Radoff and Joshua E. Schechter (collectively, the “Nominees”), who are fully committed to ensuring that the best interests of stockholders are properly prioritized. The Reporting Persons carefully selected this highly-qualified slate of nominees, who collectively bring decades of relevant industry experience, financial corporate governance expertise, and a commitment to represent the best interests of all shareholders.

Also on November 6, 2015, Group 42 delivered a Notice of Proposed Action by Written Consent of Stockholders to the Issuer (the “Notice”) setting forth the Proposals for which written consents would be solicited and to request that the Issuer set a record date for the consent solicitation.

As more fully explained in the press release (the “Press Release”) issued by the Reporting Persons on November 6, 2015, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference, the Reporting Persons are concerned that the Board lacks the commitment to shareholder rights and shareholder value to reverse the 72.4% drop in stock price of the Issuer over the past twelve months under their leadership.  Accordingly, the Reporting Persons believe there is an urgent need to replace a majority of the current Board with four new highly-qualified candidates ideally positioned to enact the strong governance and strategic and operational improvements needed to reverse the course of underperformance and value destruction presided over by the current Board of VAALCO.

The Reporting Persons have engaged, and intend to continue to engage, in discussions with management and the Board of the Issuer regarding Board representation and the composition of the Issuer’s Board, generally.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 58,273,414 Shares outstanding as of July 31, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 6, 2015.

A.	BLR Partners

(a)	As of the date hereof, BLR Partners beneficially owned 1,951,095 Shares.

Percentage: Approximately 3.3%

(b)	1. Sole power to vote or direct vote: 1,951,095
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,951,095
4. Shared power to dispose or direct the disposition: 0

(c)	BLR Partners has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

B.	BLRPart GP

(a)	BLRPart GP, as the general partner of BLR Partners, may be deemed the beneficial owner of the 1,951,095 Shares owned by BLR Partners.

Percentage: Approximately 3.3%

(b)	1. Sole power to vote or direct vote: 1,951,095
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,951,095
4. Shared power to dispose or direct the disposition: 0

(c)	BLRPart GP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

C.	BLRGP

(a)	BLRGP, as the general partner of BLRPart GP, may be deemed the beneficial owner of the 1,951,095 Shares owned by BLR Partners.

Percentage: Approximately 3.3%

(b)	1. Sole power to vote or direct vote: 1,951,095
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,951,095
4. Shared power to dispose or direct the disposition: 0

(c)	BLRGP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

D.	Fondren Management

(a)	Fondren Management, as the investment manager of BLR Partners, may be deemed the beneficial owner of the 1,951,095 Shares owned by BLR Partners.

Percentage: Approximately 3.3%

(b)	1. Sole power to vote or direct vote: 1,951,095
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,951,095
4. Shared power to dispose or direct the disposition: 0

(c)	Fondren Management has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

E.	FMLP

(a)	FMLP, as the general partner of Fondren Management, may be deemed the beneficial owner of the 1,951,095 Shares owned by BLR Partners.

Percentage: Approximately 3.3%

(b)	1. Sole power to vote or direct vote: 1,951,095
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,951,095
4. Shared power to dispose or direct the disposition: 0

(c)	FMLP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

F.	Radoff Foundation

(a)	As of the date hereof, Radoff Foundation beneficially owned 85,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 85,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 85,000
4. Shared power to dispose or direct the disposition: 0

(c)	The Radoff Foundation has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

G.	Mr. Radoff

(a)
As of the date hereof, Mr. Radoff directly owned 1,938,905 Shares. Mr. Radoff, as the sole shareholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation, may be deemed the beneficial owner of the (i) 1,951,095 Shares owned by BLR Partners and (ii) 85,000 Shares owned by Radoff Foundation.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 3,975,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,975,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Radoff has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

H.	Group 42

(a)	As of the date hereof, Group 42 directly held and beneficially owned 2,499,692 Shares.

Percentage: Approximately 4.29%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,499,692
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,499,692

(c)	Group 42 has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

I.	Mr. Bell

(a)	Mr. Bell, by virtue of his positions with Group 42, may be deemed the beneficial owner of the 2,499,692 Shares owned by Group 42.

Percentage: Approximately 4.29%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,499,692
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,499,692

(c)	Mr. Bell has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

J.	Messrs. Dickerson, Keane and Schechter

(a)	As of the date hereof, Messrs. Dickerson, Keane and Schechter did not own any Shares.

Percentage: Approximately 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Messrs. Dickerson, Keane and Schechter have not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As previously disclosed, on September 25, 2015, Group 42, Mr. Bell, BLR Partners, BLRPart GP, BLRGP, Fondren Management, FMLP, the Radoff Foundation and Mr. Radoff (the “Group 42-BLR Group”) entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the parties agreed form a group for the purpose of (i) seeking substantive representation on the Board and communicating with the Board, management and other stockholders of the Company with respect to the Company’s operating results, business strategy, cost and capital allocation, governance and the exploration of strategic alternatives, including a sale of the Company, recapitalization or other strategic transaction, (ii) taking all other action necessary or desirable to achieve the foregoing, and (iii) taking any other actions the Group determines to undertake in connection with its investment in the Company and (b) the parties agreed to split all expenses incurred in connection with the Group’s activities pro rata as set forth therein (the “Joint Filing and Solicitation Agreement”).  On November 6, 2015, each of Messrs. Dickerson, Keane and Schechter entered into a Joinder Agreement (the “Joinder Agreement”) to the Joint Filing Solicitation Agreement, pursuant to which each Nominee agreed to be bound by the terms and conditions set forth therein, including, among other things, the joint filing on behalf of each of the participants of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company.  The Joinder Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Pursuant to letter agreements, the Group 42-BLR Group has agreed to indemnify each of Messrs. Dickerson and Schechter against claims arising from the solicitation of consents and/or proxies from the Issuer’s stockholders in connection with a written consent solicitation and/or an election at the Annual Meeting and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

On November 5, 2015, Group 42 entered into a Business Loan and Security Agreement (the “BLSA”), with the proceeds of the BLSA to be used for Group 42's general working capital purposes.  Pursuant to the BLSA, Group 42 is also required to enter into related loan security documents (collectively with the BLSA, the “Loan Documents”) to grant the lender a security interest in all of Group 42’s assets, including entering into a securities account control agreement with respect to the account holding the 2,499,692 shares of the Issuer’s common stock that are held by Group 42 (the “Pledged Shares”).  The loan will mature seventy weeks following the date of the BLSA, but upon the occurrence of certain events that are customary for this type of loan, the lender may exercise its right to require Group 42 to repay all or part of the loan, foreclose on, and dispose of, the Pledged Shares in accordance with the Loan Documents.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Press Release

99.2	Joinder Agreement, dated November 6, 2015.

99.3	Form of Indemnification Letter Agreement.

99.4	Powers of Attorney.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 6, 2015

BLR Partners LP

By:	BLRPart, LP General Partner

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRPart, LP
By:	BLRGP Inc. General Partner
By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRGP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

Fondren Management, LP

By:	FMLP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

CUSIP NO. 91851C201

FMLP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
Bradley L. Radoff, Individually and as attorney-in-fact for Pete J. Dickerson, Michael Keane and Joshua E. Schechter

Group 42, Inc.

By:	/s/ Paul A. Bell
	Name:	Paul A. Bell
	Title:	President and Chief Executive Officer

/s/ Paul A. Bell
Paul A. Bell

CUSIP NO. 91851C201

SCHEDULE A

Directors and Officers of The Radoff Family Foundation

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Bradley L. Radoff Director*
Rose Radoff Director and Secretary	Director and Secretary	1177 West Loop South Suite 1625 Houston, TX 77027	United States
Russell Radoff Director	Medical Doctor	1177 West Loop South Suite 1625 Houston, TX 77027	United States

Directors and Officers of Group 42, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Executive Officers

Paul A. Bell*
Joe Ward	Vice President of Finance and Chief Accounting Officer, Group 42, Inc.	c/o Group 42, Inc., 312 Pearl Parkway, C.I.A. Building II, Ste. 2403, San Antonio, TX 78215	United States
Amy Miller	Vice President and Chief of Staff, Group 42, Inc.	c/o Group 42, Inc., 312 Pearl Parkway, C.I.A. Building II, Ste. 2403, San Antonio, TX 78215	United States
Eric M. Bell	Vice President of Corporate Development, Group 42, Inc.	c/o Group 42, Inc., 312 Pearl Parkway, C.I.A. Building II, Ste. 2403, San Antonio, TX 78215	United States
Heith Higginbotham	Vice President of Finance and Chief Accounting Officer at Well Flow International (a Group 42, Inc. subsidiary)	c/o Group 42, Inc., 312 Pearl Parkway, C.I.A. Building II, Ste. 2403, San Antonio, TX 78215	United States
Paul Bradley	Managing Director - Group Technical Director	c/o Group 42, Inc., 312 Pearl Parkway, C.I.A. Building II, Ste. 2403, San Antonio, TX 78215	United Kingdom

Non-Employee Directors

Michael Keane	Chairman of the Board, Group 42, Inc.	c/o Group 42, Inc., 312 Pearl Parkway, C.I.A. Building II, Ste. 2403, San Antonio, TX 78215	United States
Gregory Gray	Chief Executive Officer, Summit Technologies Co. Ltd.	Tanami Tower, 5th Floor, Prince Turki Street, P.O. Box 31605 Al-Khobar 31952, Saudi Arabia	United States
Penny McDermid	Partner at Kew Capital LLP	7 Clifford St, London W1S 2WE, United Kingdom	Canada
Alan Schoenbaum	Lead Board Member of CST Brands, Inc., Board Member of Group 42, Inc.	#1 Valero Way, San Antonio, TX 78249	United States

____________________
*Mr. Radoff is a Reporting Person and, as such, the information with respect to Mr. Radoff called for by Item 2 of Schedule 13D is set forth therein.
*Mr. Bell is a Reporting Person and, as such, the information with respect to Mr. Bell called for by Item 2 of Schedule 13D is set forth therein.